Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement is for informational purposes only and does not constitute, and is not intended to be, an invitation or offer to acquire, purchase or subscribe for, or offer to sell or a solicitation of any offer to buy securities in Hong Kong, the United States or elsewhere. A registration statement relating to these securities has been filed with, and declared effective by, the U.S. Securities and Exchange Commission. Neither this announcement nor any content contained herein shall form the basis of any contract or commitment whatsoever. Such offer or invitation is being made only by means of a prospectus that contains detailed information about the issuer, as well as financial statements and only in jurisdictions in which such offer or invitation may legally and validly be made. Any offering of the securities of Smithfield made in the U.S. is being made solely on the basis of the information contained in the statutory prospectus included in the registration statement filed with the SEC.
Smithfield has filed a registration statement on Form S-1 (File No. 333-284141) (including a preliminary prospectus (the “Preliminary Prospectus”)) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Smithfield has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Smithfield, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-(866) 718-1649. The registration statement, including the Preliminary Prospectus, may be accessed at the following link: https://www.sec.gov/Archives/edgar/data/91388/000162828025001928/smithfieldfoods-sx1a1.htm.

WH Group Limited
萬 洲 國 際 有 限 公 司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 288)
(1)UPDATE IN RELATION TO THE PROPOSED SPIN-OFF AND SEPARATE LISTING OF SMITHFIELD FOOD INC. –
PRICING OF THE SMITHFIELD SHARES AND COMMENCEMENT OF TRADING OF THE SMITHFIELD SHARES; AND
(2)CONNECTED TRANSACTION IN RELATION TO THE SUBSCRIPTION
References are made to the Announcements and the Circular.
PRICING OF THE SMITHFIELD SHARES AND COMMENCEMENT OF TRADING OF THE SMITHFIELD SHARES
The Board is pleased to announce that the pricing of the Smithfield Shares was fixed on 27 January 2025 (New York time), and the listing and trading in the Smithfield Shares on the

Nasdaq Global Select Market is expected to be commenced on 28 January 2025 (New York time).
The Offer Price was fixed at US$20 (equivalent to approximately HK$155.6) per Smithfield Share. Pursuant to the Smithfield Offering, 13,043,479 Smithfield Shares will be issued and sold by Smithfield, and 13,043,479 Smithfield Shares will be sold by SFDS (an indirect wholly-owned subsidiary of the Company), as the selling shareholder, representing in aggregate approximately 6.6% of the issued share capital of Smithfield as enlarged by the Smithfield Offering, before any exercise of the Over-allotment Option (as defined below). The Underwriters have an option to purchase from SFDS up to an additional 3,913,042 Smithfield Shares pursuant to the over-allotment option (the “Over-allotment Option”). The Over-allotment Option may be exercised in whole or in part by the Underwriters at any time no later than 30 days after the date of Smithfield’s final prospectus. Assuming the Over-allotment Option is exercised in full, the total number of Smithfield Shares to be sold under the Smithfield Offering will be 30,000,000 Smithfield Shares, representing approximately 7.6% of the issued share capital of Smithfield as enlarged by the Smithfield Offering.
CONNECTED TRANSACTION IN RELATION TO THE SUBSCRIPTION
On 27 January 2025 (New York time), Mr. Wan, the Chairman of the Board and an executive Director, agreed to purchase US$64 million (equivalent to approximately HK$497.92 million) of the Smithfield Shares being offered in the Smithfield Offering at the initial offer price and on the same terms as the other Smithfield Shares being offered, representing 3,200,000 Smithfield Shares based on the Offer Price, and approximately 12.3% of the number of Smithfield Shares offered in the Smithfield Offering (assuming the Over-allotment Option is not exercised) and 0.8% of the issued share capital of Smithfield as enlarged by the Smithfield Offering, respectively. Mr. Wan intends to fund the Subscription by a loan facility from a commercial bank and will comply with applicable requirements under the Listing Rules in relation to the Subscription as and when appropriate.
Reasons for and benefits of the Subscription
The Subscription reflects Mr. Wan’s recognition of the business development of the Smithfield Group as well as his confidence in the future development of the Smithfield Group. The Board is of the view that although the Subscription is not in the ordinary and usual course of business of the Group, the Subscription is on normal commercial terms, which are fair and reasonable, and is in the interests of the Company and its shareholders as a whole.
Information of the parties to the Subscription
Mr. Wan
Mr. Wan is the Chairman of the Board and an executive Director. As of the date of this announcement, Mr. Wan is in aggregate interested in approximately 25.65% of the total issued share capital of the Company.

The Group and the Smithfield Group
The Company is a limited liability company incorporated in the Cayman Islands, the shares of which have been listed on the Main Board of the Stock Exchange since 5 August 2014. As at the date of this announcement, the Group is principally engaged in the production and sales of packaged meats and fresh pork.
Smithfield is a corporation incorporated in the Commonwealth of Virginia, the U.S. As of the date of this announcement, the Smithfield Group is principally engaged in the operation of the U.S. and Mexico Business. Prior to the completion of the Proposed Spin-off and the Subscription, Smithfield was a wholly owned subsidiary of the Company. Smithfield will remain as a subsidiary of the Company, and the financial results of Smithfield will still be consolidated into the Company’s consolidated financial statements upon completion of the Proposed Spin-off and the Subscription.

Set out below is the financial information of Smithfield Group (i.e. Smithfield Group’s operations of the U.S. and Mexico Business) prepared in accordance with IFRS for the two financial years ended 31 December 2023:

	For the year ended 31 December 2022 US$'million (unaudited)	For the year ended 31 December 2023 US$'million (unaudited)
Profit/(loss) before taxation	928	(106)
Profit/(loss) after taxation	724	(70)

As at 30 September 2024, the unaudited net asset value of the Smithfield Group was approximately US$5.38 billion.
Listing Rules Implications
Mr. Wan is the Chairman of the Board and an executive Director. As of the date of this announcement, Mr. Wan is directly and indirectly interested in approximately 25.65% of the issued share capital of the Company, comprising (i) Mr. Wan’s direct shareholding interests of 0.01% of the total issued share capital of the Company, (ii) his indirect shareholding interests of approximately 4.47%, 2.73% and 18.43% of the total issued share capital of the Company through Sure Pass, High Zenith and Xing Tong, respectively. Accordingly, Mr. Wan is a connected person of the Company. As such, the Subscription, if proceeded with, will constitute a connected transaction of the Company pursuant to Chapter 14A of the Listing Rules.
It is expected that the highest applicable percentage ratio in respect of the Subscription may exceed 0.1% but less than 5%. Therefore, the Subscription, if proceeded with, will be subject to the reporting and announcement requirements, but exempt from the circular and the independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.
General
Mr. Wan is interested in the transactions contemplated under the Subscription. As a result, Mr. Wan has abstained from voting on the Board resolution for approving the Subscription.
DEFINITIONS
In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Announcements”	the announcements of the Company dated 14 July 2024, 6 January 2025 and 21 January 2025 in relation to, among others, the Proposed Spin-off involving the Smithfield Offering
“associate”	has the meaning as ascribed thereto in the Listing Rules
“Board”	the board of the Directors
“BVI”	the British Virgin Islands
“Chang Yun”
Chang Yun Holdings Limited (運昌控股有限公司), a business company incorporated with limited liability under the laws of the BVI on 12 April 2010 and one of the controlling shareholders of the Company. As of the date of this announcement, Chang Yun Holdings Limited directly holds approximately 4.92% of the total issued shares of the Company, and is an indirect wholly owned subsidiary of WLT Management Limited

“Circular”	the circular of the Company dated 18 November 2024 in relation to, among others, the Proposed Spin-off involving the Smithfield Offering
“Company” or “WHG”	WH Group Limited, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the Main Board of the Stock Exchange
“Director(s)”	the director(s) of the Company
“Group”	the Company and its subsidiaries
“Heroic Zone”
Heroic Zone Investments Limited (雄域投資有限公司), a business company incorporated with limited liability under the laws of the BVI on 23 July 2007 and one of the controlling shareholders of the Company. As of the date of this announcement, Heroic Zone Investments Limited directly holds approximately 27.08% of the total issued shares of the Company. Mr. Wan is indirectly interested in approximately 13.51% of the Company through Heroic Zone Investments Limited (by multiplying Xing Tong’s participant unit of 49.9% in the Heroic Zone Share Plan by the total amount of the Company’s interests held by Heroic Zone)

“Heroic Zone Share Plan”
the share plan dated 25 December 2009, revised on 17 December 2012, 11 July 2016 and 27 October 2024 respectively, under which a group of existing and former employees of Shuanghui Development and its associated entities hold 100% of the beneficial interests in Rise Grand, which in turn holds 100% of the equity interest in Heroic Zone. Pursuant to the entrustment arrangement under such share plan, three individual trustees, namely Messrs. Zhang Liwen, Ma Xiangjie and Liu Songtao, are entrusted to exercise the voting rights attached to 100% equity interest in Rise Grand in joint tenancy

“High Zenith”
High Zenith Limited, a business company incorporated with limited liability under the laws of BVI on 6 September 2013 and one of the controlling shareholders of the Company. As of the date of this announcement, High Zenith Limited directly holds approximately 2.73% of the total issued shares of the Company, and is an indirect wholly owned subsidiary of WLT Management Limited

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“IFRS”	International Financial Reporting Standards

“independent third party(ies)”
individual(s) or company(ies) which is/are independent of and not connected with (within the meaning of the Listing Rules) any director, chief executive or substantial shareholder of the Company or any of its subsidiaries or any of their respective associates

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)
“Mr. Wan”	Mr. WAN Long, the Chairman of the Board and an executive Director
“Offer Price”	US$20, the initial public offering price per Smithfield Share under the Smithfield Offering
“Over-allotment Option”	has the meaning ascribed to it in under the section headed “Pricing of the Smithfield Shares and Commencement of Trading of the Smithfield Shares” in this announcement
“PRC”	the People’s Republic of China which, for the purpose of this announcement only, does not include Hong Kong, the Macau Special Administrative Region and Taiwan
“Proposed Spin-off”	the proposed spin-off of Smithfield involving the Smithfield Offering and the proposed separate listing of the Smithfield Shares on the Nasdaq Global Select Market
“Rise Grand”	Rise Grand Group Limited (興泰集團有限公司), a business company incorporated with limited liability under the laws of the BVI on 3 July 2007 and one of the controlling shareholders of the Company
“SEC”	the Securities and Exchange Commission of the United States of America
“SFDS”	SFDS UK Holdings Limited, a company incorporated under the laws of the United Kingdom and an indirect wholly owned subsidiary of the Company
“Shares”	ordinary share(s) with nominal value of US$0.0001 each in the share capital of the Company
“Shareholder(s)”	holder(s) of Share(s)
“Shuanghui Development”
Henan Shuanghui Investment & Development Co., Ltd. (河南雙匯投資發展股份有限公司), a company established under the laws of the PRC and an indirect non-wholly owned subsidiary of the Company, the shares of which are listed on the Shenzhen Stock Exchange in the PRC (stock code: 000895)

“Smithfield”	Smithfield Foods, Inc., a corporation incorporated in the Commonwealth of Virginia, the U.S. and an indirect wholly- owned subsidiary of the Company prior to the completion of the Proposed Spin-off
“Smithfield Group”	Smithfield and its subsidiaries
“Smithfield Offering”	the offering of Smithfield Shares on the Nasdaq Global Select Market to be registered with the SEC
“Smithfield Share(s)”	the shares of Smithfield, including the new share(s) to be issued by Smithfield
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“subsidiary”	has the meaning ascribed thereto under the Listing Rules
“Subscription”	the subscription of 3,200,000 Smithfield Shares at the Offer Price in the total consideration of approximately US$64 million (equivalent to approximately HK$497.92 million) by the Mr. Wan
“Sure Pass”
Sure Pass Holdings Limited (順通控股有限公司), a limited liability company incorporated under the laws of the BVI on 25 September 2013 and one of the controlling shareholders of the Company. As of the date of this announcement, Sure Pass Holdings Limited directly holds approximately 4.47% of the total issued shares of the Company, and is a direct wholly owned subsidiary of WLT Management Limited

“Underwriters”
the underwriters to the Smithfield Offering. To the best of the knowledge, information and belief of the Directors and having made all reasonable enquiries, all Underwriters are the independent third parties

“U.S.”	the United States of America
“U.S. and Mexico Business”	being the businesses operated by the Group in the U.S. and Mexico
“US$”	United States dollars, the lawful currency of the U.S.
“WLT Management Limited”
WLT Management Limited, a company incorporated under the laws of the BVI and a wholly owned subsidiary of Cantrust (Far East) Limited, the trustee of Wan Long Trust (a discretionary family trust) established by Mr. Wan

“Xing Tong”
Xing Tong Limited (興通有限公司), a business company incorporated with limited liability under the laws of the BVI on 10 June 2016 and one of the Shareholders. As of the date of this announcement, Xing Tong Limited is a direct wholly owned subsidiary of WLT Management Limited

“%”	per cent

For the purpose of this announcement, unless otherwise indicated, the exchange rate of US$1.00 = HK$7.78 has been used, where applicable, for the purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at such rate or any other rate or at all on the date or dates in question or any other date.

By Order of the Board
WH Group Limited
Wan Long
Chairman
Hong Kong, 28 January 2025
As at the date of this announcement, the executive Directors are Mr. WAN Long, Mr. GUO Lijun, Mr. WAN Hongwei and Mr. MA Xiangjie; the non-executive Director is Mr. JIAO Shuge; and the independent non-executive Directors are Mr. HUANG Ming, Mr. LAU, Jin Tin Don and Ms. ZHOU Hui.